AMERICAN FINANCIAL GROUP, INC.
ONE EAST FOURTH STREET
CINCINNATI, OHIO  45202

August 30, 2007

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Financial Group, Inc.
Post-Effective Amendment No. 8
Form S-3 Registration Statement
File No. 333-106659

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, American Financial Group, Inc., an Ohio corporation, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Post-Effective Amendment No. 8 to Form S-3 Registration Statement and all exhibits to such Post-Effective Amendment filed with the Commission on January 21, 2005 because the registration statement is no longer necessary.  The Post-Effective Amendment relates to Registration Statement No. 333-106659.  No securities of the selling shareholders named in the above-referenced Post-Effective Amendment No. 8 to Form S-3 Registration Statement were sold, or will be sold, pursuant to such Post-Effective Amendment.

If you have any questions, please contact me.

Sincerely, AMERICAN FINANCIAL GROUP, INC.

By:	/s/James C. Kennedy
Name: James C. Kennedy
Title: Vice President